December 19, 2022

Mr. Tyler Howes

Mr. Alan Campbell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scilex Holding Company Registration Statement on Form S-1 Filed November 30, 2022 File No. 333-268603

Messrs. Howes and Campbell:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Jaisim Shah, President and Chief Executive Officer of Scilex Holding Company, a Delaware corporation (“Scilex” or the “Company”), in the letter dated December 13, 2022 (the “Staff Letter”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on November 30, 2022 (the “Registration Statement”). The Company is also concurrently filing an amended version of the Registration Statement (the “Amended Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated your comments into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-1 filed November 30, 2022

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover page and on page 74 of the Amended Registration Statement.

2.

Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the Prospectus Summary, Risk Factors, MD&A and Use of Proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

December 19, 2022

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover page and on pages iv, 7, 82, 85, and 117-118 of the Amended Registration Statement.

3.

We note the significant number of redemptions of common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover page and on pages 73-74 of the Amended Registration Statement.

Risk Factors, page 9

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales due to the lower price they paid for their shares as compared to the public investors.

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover page and on pages 73-74 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 102

5.

We note that your projected revenues for 2022 were $73.9 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the nine months ended September 30, 2022 were approximately $26.1 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to your business operations and liquidity in light of these circumstances.

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 114, and 116—118 of the Amended Registration Statement.

December 19, 2022

Overview, page 102

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 114 and 116-118 of the Amended Registration Statement.

7.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Sorrento Therapeutics, a beneficial owner of over 90% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 73 - 74 and 116 - 118 of the Amended Registration Statement.

General

8.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsors or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Company Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages iv, 5, 7, 73 - 74, 82, and 85 of the Amended Registration Statement.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

December 19, 2022

Sincerely, /s/ Elizabeth A. Razzano Paul Hastings LLP

cc:	Jaisim Shah, Scilex Holding Company
Henry Ji, Ph.D., Scilex Holding Company
Jeffrey T. Hartlin, Paul Hastings LLP